UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 4, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Nutanix, Inc.

File Nos. 1-37883 and 333-208711

CF#36107

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Nutanix, Inc. submitted an application under Rules 406 and 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on March 15, 2018 and an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on December 22, 2015, as amended.

Based on representations by Nutanix, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.3	10-Q	March 15, 2018	through May 16, 2019
10.17	S-1	December 22, 2015	through May 16, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary